Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”), computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the three months ended March 31, 2013 and 2012 and the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008.

	Three Months Ended March 31,		Years Ended December 31,
	2013	2012*	2012*	2011*	2010	2009	2008
For the Group (IFRS)	17.84	30.17	24.38	27.36	29.11	21.11	20.86

*              Figures for 2012 and 2011 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(Unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of March 31, 2013, prepared on the basis of IFRS.

At March 31, 2013
(in millions of euros)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	5,914
Current financial debt	4,825
Current portion of financial instruments for interest rate swaps liabilities	—
Other current financial instruments — liabilities	89
Financial liabilities directly associated with assets held for sale	803

Total current financial debt	11,631

Non-current financial debt	22,875
Non-controlling interests	1,785
Shareholders’ equity
Common shares	5,915
Paid-in surplus and retained earnings	71,751
Currency translation adjustment	(478)
Treasury shares	(3,342)

Total shareholders’ equity	73,846

Total capitalization and non-current indebtedness	98,506

As of March 31, 2013, TOTAL had an authorized share capital of 3,428,459,636 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,365,933,626 ordinary shares (including 108,391,419 treasury shares from shareholders’ equity).

As of March 31, 2013, approximately €455 million of TOTAL’s non-current financial debt was secured and approximately €22,420 million was unsecured, and all of TOTAL’s current financial debt of €4,825 million was unsecured. As of March 31, 2013, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 23 of the Notes to TOTAL’s audited consolidated financial statements in its Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 28, 2013.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since March 31, 2013.